SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13393

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2006.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Report of Independent Registered Public Accounting Firm on Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

December 31, 2006 and 2005

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Choice Hotels

International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans for the years ended December 31, 2006 and 2005. Therefore the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

June 26, 2007

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
		(as revised, see note 2)
Assets
Investments, at fair value
Mutual funds	$40,169,995	$29,638,964
Common collective trust	5,937,747	5,643,830
Common stock	15,327,274	15,790,316
Participant loans	875,034	697,708
Cash and money market	114,357	81,852

	62,424,407	51,852,670

Receivables
Employer contributions, net	383,832	1,876,985
Employee contributions, net	11,108	—
Accrued interest and dividends	10,823	8,381

Net assets available for benefits at fair value	62,830,170	53,738,036

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	112,776	100,873

Net assets available for benefits	$62,942,946	$53,838,909

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$2,577,771
Participant loan interest	55,195
Dividends and interest	2,487,498

5,120,464
Contributions:
Participant	5,311,179
Employer, net	2,633,587
Rollover	1,077,417

Total additions	14,142,647

Deductions:
Deductions from net assets attributed to:
Participant directed expenses	(6,850)
Benefits paid to participants	(5,031,760)

Total deductions	(5,038,610)

Net increase	9,104,037

Net assets available for benefits:
Beginning of year	53,838,909

End of year	$62,942,946

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 5,300 hotels operated under the following brand names: Comfort Inn, Comfort Suites, Quality, Clarion, Cambria Suites, Sleep Inn, Econo Lodge, Rodeway Inn, Mainstay Suites, Suburban Extended Stay Hotel and Flag Hotels. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan document was amended again effective January 1, 2006 to invoke the safe harbor matching contribution provision (pursuant to the provisions under Sections 401(k)(12)and 401(m)(11) of the Internal Revenue Code) set forth under Section Six (B)(ii) of the plan documents and to eliminate the current company matching contribution provision and replace it with a discretionary matching contribution, as described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they:

•	Are at least 21 years of age

•	Have completed 3 months of service

Participants may elect to contribute up to a maximum amount per calendar year subject to IRS limitations, which was $15,000 in 2006. Catch-up contributions up to a maximum of $5,000 were allowed during 2006 under IRS regulations for participants who were age 50 or older. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings.

Prior to January 1, 2006, the Company matching contribution was made in the form of Choice common stock on an annual basis, as described in the Plan document. As a result, participants’ accounts may have been credited with fractional shares. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participant credited with such shares. Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

Effective January 1, 2006, the Company invoked the safe harbor matching contribution provisions provided for in the Plan document. Pursuant to these provisions, the Company matching contribution

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

was adjusted to be an amount equal to 100% of the participant’s contributions up to 3% of eligible compensation, plus 50% of the participant’s contributions on the next 2% of eligible compensation. Company matching contributions are made each pay period in the form of cash and invested as elected by the plan participants. Therefore, beginning January 1, 2006 there were no longer any nonparticipant-directed investments. However, as of December 31, 2005, the plan held $15,714,164 in the nonparticipant-directed investments and during 2006 nonparticipant-directed investment contributions were made for the plan year 2005, in the amount of $1,876,985.

Employees hired on or before January 1, 2000 receive an additional discretionary matching contribution on the next 1% of eligible compensation. The discretionary matching contribution will be credited as follows:

Length of service	Percentage match
1 to 5 years	0%
6 to 9 years	50%
10 years or more	200%

The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year. Participants immediately vest 100% in the employer matching contributions and discretionary matching contributions. For employer matching contributions and discretionary matching contributions for the plan years prior to January 1, 2006, participants will continue to vest at a rate of 20 percent per year beginning at the end of their first year of employment, resulting in full vesting at the end of their fifth year of employment.

Prior to invoking the safe harbor matching contribution provision, Choice matched contributions of employees at year end, up to a total match of 6 percent of the employees’ eligible earnings. For employees hired on or before December 31, 1999, the following Company matching contributions apply:

Length of service	Percentage match
1 to 5 years	50%
6 to 9 years	75%
10 years or more	100%

Employees hired on or after January 1, 2000 received a 50 percent Company match, with no length of service adjustment.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2006 and 2005, the fair value of forfeitures held by the Plan was $82,727 and $34,139, respectively. During 2006, the forfeiture amount increased as a result of participant forfeitures and earnings thereon of $50,082 and decreased when the Company used $1,494 of the account balance to reduce the employer matching contribution made to the Plan. In 2007

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

through March 31, the Company used $70,000 of the forfeiture account balance to reduce the employer matching contribution made to the Plan.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Upon termination of service due to death, disability or retirement, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s entire interest in his or her account, or annual, semi-annual, quarterly, or monthly installments over a fixed period not to exceed twenty years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as described above.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who leave Choice with a balance of less than $5,000 may roll the money over into another qualified plan or IRA account, or receive a direct payment after withholding of applicable Federal and state tax provisions. Effective January 1, 2006, the Company implemented the “Automatic Rollover of Forced-Outs” provision under the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). The provision requires that plan sponsors rollover directly into an IRA force-out distribution of amounts in excess of $1,000 and less than or equal to $5,000 unless the participants elects otherwise. If the participant’s balance is less than $1,000, then a lump sum distribution is made less withholding of applicable federal and state tax.

Participant loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant’s vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 processing fee per loan. Participants may not have more than one loan outstanding at any time. Each loan by its terms shall be required to be repaid within five (5) years of the date the loan is made; provided however, that a residential home mortgage loan may, in the discretion of the Administrative Committee, be repaid over a reasonable period of time in excess of five (5) years.

2.	Summary of Significant Accounting Policies

Use of estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The 2005 Statement of Net Assets Available for Benefits has therefore been retroactively adjusted to reflect the FSP.

Investment valuation and income recognition

The Plan’s investments are stated at fair value based on quoted market prices at the statement of net assets available for benefits date. The investment in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

Participant loans are valued at cost, which approximates fair value.

The Plan presented in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments. This line consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Investment management fees are charged against the investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Payment of benefits

Benefit claims are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

3.	Investments

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets:

		December 31,
		2006		2005
AllianceBernstein Growth and Income Fund	Mutual fund	$1,078,847	**	$2,759,029
AllianceBernstein Premier Growth Fund	Mutual fund	2,489,568	**	3,126,346
American Growth Fund of America R3	Mutual fund	4,244,788		2,499,531	**
BlackRock S&P 500 Index Fund	Mutual fund	4,455,427		3,236,045
BlackRock International Value Fund	Mutual fund	4,952,863		3,189,119
PIMCO Total Return Fund	Mutual fund	5,638,043		4,238,642
Merrill Lynch Retirement Preservation Trust	Common/collective trust	5,937,747		5,643,830
Choice Hotels International Stock	Common stock	14,935,099		15,714,164	*
Allianz NJF Small Cap Value Fund	Mutual fund	3,238,250		3,443,962

*	Nonparticipant-directed investment in 2005
**	Investment balance does not exceed 5% of net assets at December 31

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$2,300,536
Common stock	277,235

$2,577,771

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006:

Net assets available for benefits - financial statements	$62,942,946
Less: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(112,776)

Net assets available for benefits per Form 5500	$62,830,170

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits - financial statements	$9,104,037
Less: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(112,776)

Net increase in net assets available for benefits per Form 5500	$8,991,261

5.	Federal Income Tax Status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the Internal Revenue Code (the “IRC”). On April 7, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and the related trust established under the Plan is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions and earnings thereon.

7.	Related-Party Transactions

The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2006 were $3,083,333 (67,393 shares) and $3,218,739 (69,436 shares), respectively. In addition, in-kind distributions of $337,105 (19,501 shares) were made during the year. In-kind distributions are delivery of actual securities rather than their cash value. As of December 31, 2006 and 2005, the Plan held 354,753 and 376,297 shares of Choice common stock with a fair value of $14,935,099 and $15,714,164, respectively.

In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest transactions.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue	Description	Cost***	Current Value
AllianceBernstein Growth and Income Fund	Mutual fund		$1,078,847
AllianceBernstein Premier Growth Fund	Mutual fund		2,489,568
American Growth Fund of America R3	Mutual fund		4,244,788
Fidelity Advisor Small Cap Fund	Mutual fund		2,115,891
ING International Small Cap Growth Fund	Mutual fund		2,497,419
BlackRock Balanced Capital Fund*	Mutual fund		1,377,468
BlackRock Large Cap Value*	Mutual fund		3,078,988
BlackRock S&P 500 Index Fund*	Mutual fund		4,455,427
BlackRock International Value Fund *	Mutual fund		4,952,863
Allianz NJF Small Cap Value Fund	Mutual fund		3,238,250
Allianz NJF Small Cap Value Institutional	Mutual fund		1,300,641
Allianz RCM Global Technology Fund	Mutual fund		363,014
PIMCO Total Return Fund	Mutual fund		5,638,043
Van Kampen Equity & Income Fund	Mutual fund		3,101,814
Merrill Lynch Retirement Preservation Trust*	Common/collective trust		5,937,747
Choice Hotels International Stock*	Common stock		14,935,099
Money Market	Money market		33,227
Self-Directed Account	Various		710,279
Participant Loans **	Participant Loans		875,034

Total assets held for investment purposes			$62,424,407

*	Denotes a party-in-interest.
**	Maturing at various dates ranging from January 2007 to June 2036 with interest rates ranging from 5.0% to 10.5%.
***	Cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 27, 2007	CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Thomas Mirgon
Senior Vice President, Human Resources and Administration Choice Hotels International, Inc.